SOL STRATEGIES SEPTEMBER 2025 MONTHLY BUSINESS UPDATE

TORONTO, October 3, 2025 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), the first publicly traded company to combine a substantial Solana treasury with a revenue-generating validator operating business, today issued a comprehensive corporate update for the month of September.

September 2025 Corporate Highlights:

Leadership Transition and Strategic Continuity: September marked a period of leadership transition for SOL Strategies Inc. reflecting both the Company's evolution and its focus on positioning for the next phase of growth. These changes follow a pivotal year in which SOL Strategies cross-listed to Nasdaq, advanced its Solana treasury model, and expanded into a broader DAT++ strategy combining token treasury accumulation, staking, and validator-based infrastructure services.

● Leah Wald, CEO and Director, stepped down as Director effective September 22 and resigned as CEO effective October 1, 2025. Mrs Wald guided the Company through a critical phase of growth, including its dual listing and the early development of its Solana-focused treasury and infrastructure strategy.

● Michael Hubbard appointed Interim CEO. Formerly Chief Strategy Officer and Director, Mr Hubbard brings extensive Solana ecosystem expertise, having previously founded and scaled validator platform Laine before its acquisition by SOL Strategies. He is expected to play a key role in advancing the Company's DAT++ model while an executive search is underway.

● Andrew McDonald promoted to COO. Mr McDonald, who joined the Company in January 2025 as Director of Operations, has been instrumental in regulatory compliance, institutional partnerships, and operational execution. His background includes senior leadership at Bitaccess Inc., where he drove international expansion and SaaS growth.

Canada-Focused LIFE Offering Successfully Closed: SOL Strategies closed its CAD$30 million financing under Canada's Listed Issuer Financing Exemption (LIFE), led by Canaccord Genuity Corp. The net proceeds will be  utilized primarily for the acquisition of additional SOL tokens to the Company's treasury, including locked SOL purchased at a discount to market price as well as working capital and debt repayment.

NASDAQ Cross-Listing Milestone Achieved: The Company successfully cross-listed on the NASDAQ Global Select Market under the symbol "STKE" on September 9, 2025, while maintaining its CSE listing under "HODL". This achievement expands the Company's access to U.S. capital markets and institutional investors while the Global Select Market selection underscores the Company's extensive public markets history and strong balance sheet.

Treasury and Validator Operations Update (as of September 30, 2025):

● SOL Holdings: 435,033 SOL (~ CAD $126,103,015)

○ Converted 26,440 JitoSOL back to SOL this month and staked to Company validators

● SOL earned in September from proprietary validators: ~1660 SOL**

● Assets Under Delegation (AUD): 2,760,979 SOL

● Unique Wallets Served: 15,132

● Validator uptime spotlight: 100% uptime across all validators

● Peak APY delivered: 6.96% (Orangefin); Network average: 6.71%

*All CAD equivalents are based on a SOL/CAD exchange rate of 1 SOL = CAD $289.87, as published on Kraken of September 30, 2025 at 3:35 p.m. Eastern Time.

*Additional data and validator performance metrics are available via the affiliated SOL Strategies dashboard on Dune Analytics: https://dune.com/sol_strategies/sol-strategies. Figures are based on internally maintained and affiliated data sources and are subject to change.

**Validator revenue net of voting costs

Market Impact on AUD: During the month, delegated Solana on SOL Strategies' validators decreased 23.7% from 3.62 million SOL to 2.76 million SOL. This decrease reflects a range of structural changes across the digital asset markets, including heightened competition among validator operators, new entrants to the digital asset treasury space, and shifting institutional preferences in staking allocations. Broader industry trends, such as speculation around the approval of staking-linked ETF products, the rise of liquid staking alternatives, and evolving risk management frameworks among institutional investors, have also contributed to increased turnover and reallocation. To address these dynamics, SOL Strategies has continued to expand its business development initiatives, including recently appointing a dedicated Head of Growth, deepening engagement with ETF providers evaluating Solana-linked products, growing its Solana Mobile validator - which has scaled 450% since its August launch to 448,237 SOL - and establishing a strategic partnership with Crypto.com to integrate its validator services into institutional custody offerings. The Company believes these efforts will mitigate near-term fluctuations and lay the foundation for durable, long-term growth in its DAT++ model.

Management Commentary

Michael Hubbard, Interim CEO of SOL Strategies, stated "September marked a transformational month as we completed our NASDAQ cross-listing and launched our LIFE offering, capping off a pivotal year where Cypherpunk Holdings became SOL Strategies and we developed the Solana business and treasury model. With these milestones and our experienced leadership team of Max Kaplan as CTO, Doug Harris as CFO, and Andrew McDonald as COO, we are well positioned to continue creating shareholder value and deliver on our mission of providing institutional staking services while furthering our treasury goals as part of the premier DAT++ Solana model."

Mr. Hubbard continued, "While our Assets Under Delegation decreased in September, this change was not unexpected given broader structural shifts across digital asset markets. The digital asset treasury space is becoming more competitive, with new validator operators and institutional entrants driving higher turnover and sector-wide rebalancing. We are also seeing speculation around staking-enabled ETF approvals, the growth of liquid staking, and evolving allocation strategies among institutional investors - all of which have influenced short-term flows. We view these developments as part of a healthy, maturing market, and remain confident in our ability to regain and expand delegation through initiatives such as Solana ETF engagement, the rapid growth of our Solana Mobile validator, and our new strategic partnership with Crypto.com. Combined with the buildout of our business development team, these efforts create strong momentum to capture the next wave of institutional adoption and reinforce our leadership position."

Institutional and Ecosystem Development

Solana Mobile: Solana Mobile Validator, launched in August, grew 450% in delegated stake to 448,237 SOL.

Crypto.com Strategic Partnership: SOL Strategies announced an integration with Crypto.com to make its enterprise-grade validator services available to Crypto.com's institutional custody clients. As part of this collaboration, SOL Strategies will also leverage Crypto.com Custody for a portion of its digital asset treasury operations.

Upcoming Investor Events

● Event: Cantor Crypto, AI/Energy Infrastructure Conference

● Dates: Monday, November 10th 2025 - Wednesday, November 12th 2025

● Location: Ritz-Carlton South Beach - Miami Beach

● Attendees: Michael Hubbard, Interim Chief Executive Officer
Interested investors should contact their Cantor sales representative directly to schedule a meeting.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation and pursues a DAT++ strategy, which combines the Company's digital asset strategy of acquiring a treasury of Solana with the Company's revenue generating validator business line. Specializing in the Solana ecosystem, the Company also provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Media Contact: solstrategies@scrib3.co

Company Contact:
Doug Harris
Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's next phase of growth; the anticipated role the Company's various executives will play going forward; the anticipated benefits of the Company's Nasdaq listing; the LIFE offering and its expected benefits and intended use of proceeds; the expansion of the Company's staker base; the anticipated benefits of and plans for the Company's integration with crypto.com; the Company's business development efforts; the Company's validator operations; and the Company's strategic initiatives. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.